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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PUBLIC

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SEC FILE NUMBER
8- 68579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aeris Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 State Street, 11th floor
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. O'Leary (617) 751-4023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

1 Highland Drive	Tewskbury	MA	01876
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange
MAY 21 2019
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Stephen J. O'Leary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aeris Partners LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

MARIE J. HIGGINS
Notary Public
Commonwealth of Massachusetts
My Commission Expires August 29, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AERIS PARTNERS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018

M F A

COMPANIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Aeris Partners LLC
Boston, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aeris Partners LLC (Company), as of December 31, 2018, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule of Computation of Net Capital Under Rule 15c3-1 and Other Information Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule of Computation of Net Capital Under Rule 15c3-1 and Other Information Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
We have served the Company's auditor since 2011
Tewksbury, Massachusetts
February 27, 2019

December 31	2018
Assets	
Current Assets:	
Cash	$ 1,525,382
Accounts Receivable	15,823
Due from Related Party	191,441
Prepaid Expenses and Other Current Assets	5,374
Total Current Assets	1,738,020
Property and Equipment; Net of Accumulated Depreciation	68,911
Security Deposits	65,861
Total Assets	$ 1,872,792
Liabilities and Member's Equity	
Current Liabilities:	
Accounts Payable and Accrued Expenses	$ 673,273
Total Current Liabilities	673,273
Deferred Rent Liability	31,980
Total Liabilities	705,253
Member's Equity	1,167,539
Total Liabilities and Member's Equity	$ 1,872,792

The accompanying notes are an integral part of these financial statements

1. Organization and Significant Accounting Policies:

Reporting Entity: Aeris Partners LLC (the "LLC") was formed on November 30, 2009, as a Delaware limited liability company. The LLC is primarily engaged in merger and acquisition advisory and capital raising activities, and is registered under the Securities Exchange Act of 1934 as a broker/dealer as of November 17, 2010. The LLC is a wholly-owned subsidiary of Aeris International LLC (the "Sole Member").

Revenue Recognition: Effective January 1, 2018, the LLC adopted Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09") and all related amendments using the modified retrospective method for all contracts, which requires a cumulative effect adjustment upon adoption. The LLC concluded that there was no material impact to the recognition and measurement of its contracts with its customers upon adoption, and therefore, no adjustment to member's equity as of January 1, 2018, was recorded.

The LLC provides services under contracts with customers which include merger and acquisition advisory and capital raising activities noted above, as well as fairness-opinion services when requested by a client. Each of these services typically represents a separate performance obligation in contracts that contain more than one type of service. As indicated below, each performance obligation meets the criteria for either over-time or point-in-time revenue recognition. In addition, the LLC is typically reimbursed for certain professional fees and other expenses incurred, that are necessary in order to provide services to the customer.

Merger and acquisition advisory and capital raising activities include, but are not limited to, providing financial advice and assistance in analyzing, structuring, planning, negotiating, and effecting a transaction, identifying potential investors or merger-and-acquisition counterparties and providing financial forecasting for potential transactions. Typically, the LLC provides such advisory services to its customers to assist with corporate finance activities such as mergers and acquisition and recapitalizations. Generally, the LLC considers the nature of its promises in its advisory contracts to comprise a single performance obligation of providing advisory services to its customers. Although there may be many individual services provided in a typical contract, the individual services are not distinct within the context of the contract; rather the performance of these individual services helps to fulfill one overall performance obligation to deliver advisory services to the customer.

The LLC recognizes revenue from providing advisory services when or as its performance obligations are fulfilled. The majority of the LLC's advisory revenue is recognized at a point in time when a performance obligation represents a singular objective, generally the successful completion of a merger and acquisition or recapitalization transaction. Fixed fees specified in the LLC's contracts, which may include upfront fees or monthly retainers, are recognized on a systematic basis, as invoiced, over the period in which the related services are performed.

The LLC may, on occasion and upon request of a client, provide fairness opinion services in conjunction with and in the same contract as other transaction-related services. Fairness opinions are considered to be a separate performance obligation in such contracts because they could be obtained separately and the LLC is able to fulfill its obligation to provide transaction-related advisory services independent from its promise to provide fairness opinion services. The LLC typically charges a separate, fixed fee for such fairness opinions that represents a standalone price for such opinion, and payments for such fees are due upon delivery of the opinion.

Cash: The LLC maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

Accounts Receivable: Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon management's assessment of the collectability of accounts receivable, which considers historical write-off experience and any specific risks identified in customer collection matters. Bad debts are written off against the allowance when identified. As of December 31, 2018, management believes no allowance for uncollectible accounts receivable is necessary.

Concentrations of Credit Risk: Financial instruments that potentially subject the LLC to concentration of credit risk

consist primarily of cash and accounts receivable. The LLC maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The LLC performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The LLC maintains an allowance for potentially uncollectible accounts receivable. Consequently, the LLC believes that its exposure to losses due to credit risk on cash and accounts receivable is limited.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Aeris Partners LLC is a single-member limited liability company under the provisions of the Internal Revenue Code, which provide that the LLC be treated as a disregarded entity of the Sole Member and, accordingly, its taxable income is allocated to the Sole Member for federal and state income tax reporting purposes. However, in certain circumstances, the LLC may be required to pay income taxes to a state or foreign country. During the year ended December 31, 2018, the LLC did not incur any federal or state income tax.

The LLC assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The LLC's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of operations.

The LLC has not recognized a liability for any uncertain tax benefits as of December 31, 2018. The LLC does not expect any material change in uncertain tax benefits within the next twelve months.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, as follows:

Furniture and Fixtures	7 Years
Leasehold Improvements	Life of Lease
Computer Equipment	3 Years

Deferred Rent: The LLC records rent expense related to its office facility based on a constant periodic rate over the term of the lease agreement. The excess of the cumulative rent expense incurred over the cumulative amounts due under the lease agreement is deferred and recognized over the term of the lease.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the LLC may differ from those estimates.

New Accounting Pronouncements: In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2018 through February 27, 2019, the latter representing the issuance date of these financial statements.

2. Property and Equipment:

Property and equipment as of December 31, 2018 consists of the following:

	2018
Furniture and Fixtures	$ 84,129
Leasehold Improvements	35,867
Computer Equipment	39,834
	$ 159,830
Less: Accumulated Depreciation	$ 90,919
	$ 68,911

Depreciation expense for the year ended December 31, 2018 amounted to $24,358.

3. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6.67% of aggregate indebtedness or $5,000. As of December 31, 2018, the LLC's net capital amounted to $820,129.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to 0.86 to 1 as of December 31, 2018.

The LLC does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemptive provision (k)(2)(i).

4. Related Party Transactions:

The Sole Member of the LLC provides the use of certain proprietary database systems to the LLC. During the year ended December 31, 2018, fees incurred by the LLC for the use of these systems amounted to $3,516. As of December 31, 2018, amounts due to the Sole Member for these services amounted to $1,172 and are included in accounts payable within the accompanying statements of financial condition.

Due from Related Party is comprised of certain costs related to benefits, including medical, dental and long-term disability, paid on behalf of the Sole Member. As of December 31, 2018, amounts due from the Sole Member for these fees amounted to $191,441.

5. Operating Lease:

In May 2015, the LLC entered into a non-cancelable lease agreement for office space in Boston, Massachusetts. The lease agreement requires escalating monthly rental payments and expires in September 2020. During the year ended December 31, 2018, rent expense incurred by the LLC under this agreement amounted to $196,623.

Future minimum lease payments due under this non-cancelable lease agreement are as follows:

Year Ended December 31	
2019	$209,700
2020	159,372
	$369,072

6. Economic Dependency:

During the year ended December 31, 2018, services provided to two customers represented 83%, of the LLC's total revenue.

7. Retirement Plan:

The LLC has a defined contribution plan covering substantially all employees. The plan provides that employees who have attained age 21 and completed one year of service can voluntarily contribute to the plan. Employer contributions are discretionary and are determined and authorized by the LLC each plan year. During the year ended December 31, 2018, the LLC did not make any employer contributions.

8. Indemnifications:

In the ordinary course of business, the LLC enters into various agreements containing standard indemnify-cation provisions. The LLC's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the LLC under such indemnification provisions is uncertain. As of December 31, 2018, no amounts have been accrued related to such indemnification provisions.